Exhibit (a)(5)(i)

1615 Poydras Street ▪ New Orleans, LA 70112	Financial & Media Contact:
David P. Joint
(504) 582-4203
McMoRan Exploration Co. Commences
Exchange Offer for 5 1/4% Convertible Senior Notes due 2011

NEW ORLEANS, LA, September 8, 2011 — McMoRan Exploration Co. (NYSE: MMR) announced today an offer to exchange up to $74.7 million aggregate principal amount of 5 1/4% Convertible Senior Notes due 2011 (“Existing Notes”) for an equal principal amount of newly issued 5 1/4% Convertible Senior Notes due 2012 (“New Notes”), plus cash in an amount equal to the accrued and unpaid interest on the Existing Notes through October 5, 2011. The $74.7 million represents the total amount of Existing Notes outstanding. The sole purpose of the exchange offer is to extend the maturity date of the debt underlying the Existing Notes. The terms of the New Notes will be substantially identical to the terms of the Existing Notes, except that the New Notes will have a maturity date of October 6, 2012.
     The exchange offer will expire at 5:00 p.m., New York City time on Wednesday, October 5, 2011 (the “Expiration Date”), unless earlier terminated by McMoRan. The exchange offer is being conducted upon the terms and subject to the conditions described in the exchange offer memorandum and related documents dated September 8, 2011, which are being provided to all holders of the Existing Notes. The completion of the exchange offer is conditioned on McMoRan’s receipt of valid tenders, not validly withdrawn, of at least $30 million in aggregate principal amount of the Existing Notes. In addition, McMoRan expressly reserves the right to terminate the exchange offer if the per share price of McMoRan’s common stock exceeds $16.575, the conversion price of the Existing Notes, at any time on or prior to the Expiration Date. The New Notes will have a different CUSIP number from the corresponding Existing Notes.
     The Bank of New York Mellon Trust Company, N.A. will serve as the exchange agent for the exchange offer. Copies of the exchange offer memorandum and other information relating to this exchange offer, including transmittal materials, may be obtained by contacting the exchange agent by telephone at (212) 815-3687, by facsimile at (212) 298-1915, or by mail or overnight courier at The Bank of New York Mellon Trust Company, N.A., c/o The Bank of New York Mellon Corporation, Corporate Trust Operations — Reorganization Unit, 101 Barclay Street, Floor 7 East, New York, New York 10286, Attn: David Mauer.
     This press release is for informational purposes only and is not an offer to exchange or a solicitation of an offer to exchange any New Notes for Existing Notes. The exchange offer is being made by McMoRan pursuant to an exemption from registration under Section 3(a)(9) of the Securities Act of 1933, as amended.
     McMoRan Exploration Co. is an independent public company engaged in the exploration, development and production of natural gas and oil in the shallow waters of the GOM Shelf and onshore in the Gulf Coast area. Additional information about McMoRan is available on its internet website “www.mcmoran.com”.
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